Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Kinross reports temporary suspension of mill at Tasiast

Toronto, Ontario – April 15, 2025 – Kinross Gold Corporation (TSX: K; NYSE: KGC) (the “Company”) announced today a temporary suspension of mill operations at Tasiast due to a mill fire that occurred on April 14, 2025, which has been fully extinguished. No injuries have been reported and mining operations are continuing on plan.

The Company is investigating the cause of the fire, as well as assessing the damage and potential impact on the operation. The Company’s initial assessment indicates that the fire was localized in the SAG discharge area. Critical spare parts are available on site and the Company is not expecting to change its guidance for Tasiast.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 289-455-1950

victoria.barrington@kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations & Communications

phone: 416-365-2761

InvestorRelations@kinross.com

Source: Kinross Gold Corporation

www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include future events and opportunities including, without limitation, statements with respect to: the potential impact of the mill fire on operations at Tasiast; and our estimates, expectations, forecasts and guidance for production at Tasiast. The word “expect” or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “will” or “would” occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 27, 2025 and our full-year 2024 Management’s Discussion and Analysis as well as: the estimated cost and projected timing of repairing and re-starting the mill being consistent with the Company’s current expectations; the impact of the incident on the Company’s current production guidance, mineral reserve and mineral resource estimates, and estimated overall value of Tasiast; and the estimated duration of the suspension of the SAG mill being consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. These uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our Annual Information Form dated March 27, 2025 and the "Risk Analysis" section of our full-year 2024 Management’s Discussion & Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

Kinross reports temporary suspension of mill at Tasiast	www.kinross.com